September 1, 2015

SENT VIA EDGAR

Mr. John Cash
Branch Chief
Office of Manufacturing and Construction
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	The Female Health Company
Form 10-K for the year ended September 30, 2014
Filed December 2, 2014
Form 10-Q for the quarter ended June 30, 2015
Filed July 30, 2015
File No. 1-13602

Dear Mr. Cash:

The following are the responses of The Female Health Company (the "Company") to the comments in the letter of the staff of the
Securities and Exchange Commission dated August 20, 2015, relating to the Company's Form 10-K for the year ended September 30,
2014, and Form 10-Q for the quarter ended June 30, 2015. For reference purposes, the text of the staff s comment letter has been reproduced below with responses below for each numbered paragraph.

Form 10-K for the year ended September, 30, 2014
Consolidated Statements of Cash Flows, page F-8

Comment 1:

We note your non-cash activity of reducing accrued expenses upon issuance of shares. Please tell us what gives rise to this non-cash transaction and your accounting policy for this activity.  Additionally, please revise future periodic filings to clearly disclose your accounting policy for these transactions.

Response to Comment No. 1:

The non-cash activity related to reducing accrued expenses upon issuance of shares relates to shares awarded to certain employees which are not issued until a specified future issuance date contingent on continued employment as of such date.  When these shares are awarded, the amount of the award is accrued evenly over the period prior to the issuance date with a corresponding charge to compensation expense.
Upon issuance of the shares, additional paid in capital is increased and the accrued expense is reduced.  This results in the non-cash transaction.

Footnote 7 – Equity and Share Based Payments, to the consolidated financial statements in the Form 10-K contains a description of these types of stock awards.  In future filings, we will expand the description of the accounting policy for share-based compensation in footnote 1 – Nature of Business and Significant Accounting Policies as follows:

In many instances, the equity awards are issued upon the grant date subject to vesting periods.  In certain instances, the equity awards provide for future issuance contingent on future continued employment as of the issuance date.

Form 10-Q for the quarter ended June 30, 2015
Notes to the Consolidated Financial Statements
Note 1. Basis of Presentation
Restricted Cash, page 8

Comment 2:

We note that restricted cash relates to security provided to one of the Company’s U.K. banks for performance bonds issued in favor of customers and that you have included restricted cash within your cash balance for presentation on the balance sheet.  Please explain to us how you considered Rule 5-02 of Regulation S-X in determining it was not necessary to present these amounts in a separate restricted cash line item.  Additionally, please tell us what consideration you gave to ASC Topic 230-10-45 in determining your cash flow presentation of changes in restricted cash.

Response to Comment No. 2:

The details of Restricted Cash are included in footnote 1 – Basis of Presentation to the consolidated financial statements.  We considered
Rule 5-02 of Regulation S-X in determining if a separate balance sheet presentation was necessary and concluded that the balance of restricted cash, which was less than 0.5% of total current assets as of June 30, 2015, was not material, and therefore was not presented as a separate line item on the balance sheet.  The information disclosed in footnote 1 is adequate to highlight the amount of and the provisions relating to the portion of cash which is restricted.  The restricted cash balance is included in the total cash balance and the change in the balance of the restricted cash is included in the total change in cash and not separately detailed as a component of investing activities in the cash flow presentation.  Separate disclosure as a component of investing activities was not made as it had already been determined that separate disclosure of the restricted cash was not material.

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The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (312) 595-9742 if you have any questions on any of the responses to your comments.

Regards,

/s/ Michele Greco

Michele Greco
Executive Vice President and Chief Financial Officer

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